September 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C., 20549

Attn: Kristin Baldwin

Re:	Multi Ways Holdings Limited
Registration Statement on Form F-1, as amended (File No. 333-286220)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the placement agent (the “Placement Agent”), hereby join in the request of Multi Ways Holdings Limited (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form F-1 (File No. 333-286220) (as amended, the “Registration Statement”), relating to a private placement of ordinary shares of the Registrant, US$0.00025 par value, so that the Registration Statement may be declared effective on September 10, 2025, at 4.30 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned, as the Placement Agent, confirms that it is aware of its obligations under the Securities Act.

Very truly yours,

SPARTAN CAPITAL SECURITIES LLC

/s/Kim Monchik
Name:	Kim Monchik
Title:	Chief Administrative Officer